FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Report Filed with the Israeli Securities Authority on May 29, 2012

Tel Aviv, May 29, 2012 – Elron Electronic Industries Ltd. (TASE: ELRN) (the “Company”) hereby notifies as follows, in connection with the appeal in the Supreme Court of the 2009 District Court decision, which rejected the request of certain institutional shareholders of Elscint Ltd. (which was, in the past, under the indirect control of the Company) to approve  a claim as a class action, filed in court in 1999 against various defendants. The matter involves a claim against 49 defendants, including Elscint Ltd., Elbit Medical Imaging Ltd. (formerly a subsidiary of the Company, which was then the parent company of Elscint Ltd.), companies to which the Company sold its holding in Elbit Medical Imaging Ltd in 1999, the Company and certain former officers of the Company and some of the defendant companies, all as described in the note 19.a.1.of the Company’s 2011 year-end financial statements.

Yesterday, a judgment was given in the Supreme Court in which the Supreme Court accepted, in part, the said appeal. In the said judgment, it was determined, inter alia, that the request to approve the claim as a class action was accepted, with certain changes to that which was requested in the same request and at the same time giving certain instructions in connection with the management of the case, and also that the case is being returned to the District Court in order to be heard as a class action against the aforementioned defendants, including against the Company and its former officers, as stated in the aforementioned judgment. The Company is learning the judgment and its implications for the Company, including regarding the chances of the case that will be heard in the court insofar as it relates to the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  May 29, 2012